Exhibit 99.121
CONSENT OF QUALIFIED PERSON
The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated in the Registration Statement on Form 40-F of Aya Gold & Silver Inc. in connection with the scientific and technical disclosure of the Registrant, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement on Form 40-F of Aya Gold & Silver Inc.

Dated: April 13, 2026

/s/ Preetham Nayak
Preetham Nayak, MASc, P.Eng